 Exhibit 99.6

Transcript – Sales Effectiveness

Analyst Meet 2016

August 26, 2016

CORPORATE PARTICIPANT

Mohit Joshi

President, Head -- Financial Services

Mohit Joshi

Thank you, Sandeep. Before we break for lunch, so as usual the delivery guy and the new services guy have left us with about a minute of crunch time to close the deal. But I will take more than one minute, but Sandeep and Ravi both spoke about the transformation, right, delivery transformation we are bringing, the transformation because of new services that we are introducing to the market. And all of this if you look at the size of our organization or if you look at the complexity, we have about 1,100 clients, we have over 1,500 sales people across the group. So what this really means is that we have to keep reinventing the sales organization, we have to keep driving a level of change just to make sure that we can keep our comparative edge in the marketplace. And obviously, Vishal spoke about the 52 initiatives we have as a company and a number of these initiatives relate to sales, right. But today I just want to focus on three or four areas, where we are looking to drive change, where we are looking to drive differentiation.

And the first of these right, the first of these is one that was discussed a little bit earlier as well which is around large deals. So, if we look at large deals and if you have followed our commentary and you followed the numbers that we have been sharing, the overall story on large deals is very good in terms of the win rates, in terms of the overall TCV, it is all headed in the right direction. And we are doing a number of things on the large deals front. So if you look at it, whether it is the relationships that we are building with the deal advisors, if you look at it in terms of work there are hunting and farming teams are doing to make sure that we have broad enough funnel. If you look across the broad with reaching out to new clients and new geographies, there is a huge amount of work going on to produce this number. But today, I just want to focus on one aspect of it which is around the solution development approach. Because I think it is a very important that we share with you that we are now looking at large deals very differently. I think the solution component of it is really at the heart of what makes that sale and it is over here as well that we are looking at using design thinking principles.

So, the first of these is obviously desirability, right. And from a desirability perspective what does desirability really mean in a solution context? I think it means that we are looking at overall and elevated customer experience. And what that means is that we look at the proposal to see if the client’s voice, what the client is asking for has been articulated in an engaging story, whether the solution has really the client's voice at the heart of it and whether we are reflecting it in our words, in our visualizations and in our client interactions. And this really comes to the point where our solutions I now believe are built around what the customer is looking for rather than a specific set of capabilities that we may have.

The second piece around the large deal solutions that again goes to the Design Thinking principles is around the feasibility piece. And for the feasibility piece we have a team under Abdul, we have also strengthened our entire enterprise architecture organization to make sure that we are looking at, A) technology innovation being in every single solution. The second piece is, we look at the use of breakthrough technology. See, traditionally in a lot of enterprise applications we look at existing technology pieces whether it is owned data centers, we want to make sure that for everything we look at breakthrough technology, including open source to be a significant part of our solution and that is the feasibility piece.

The final viability piece is around making sure that we have an optimized solution and the pricing is appropriate and it is here that we look at our traditional levers like on-site off-shore ratios, we look at our roll pyramids and we look at the overall solution themes, the applicability of the solution themes. And finally, we make sure that we bundle this all together so that this is an effective proposal as well. So, the desirability, feasibility and viability themes are now built into every single large deal construct, it goes through a degree of review with Vishal himself and I believe that this has made our overall solutions a lot more robust, and that robustness is really what you see behind the numbers over here in terms of the TCVs.

The large deals are also getting a huge boost from the work that Sandeep spoke about in terms of the new services and the platforms. In a recent win in the global production services areas at UBS, our entire solution for service transformation for work driver reduction was effectively based around Mana, and so it was a critical differentiator for us rather than looking at cost savings through moving people here and here, we looked at really work driver reduction and work driver elimination. I think this was a very powerful tool that allowed us to win the deal. Similarly, in Skava, Sandeep spoke about Skava and Skava to my mind really is a digital platform that allows you to build other digital platforms. And the use of Skava in any transformation initiatives really gives us a huge edge. So, for large deals the rigor that we have traditionally had around the operations space, the new thinking around solution development with design thinking and finally the support that we are getting from the new service and the new platforms I think has been critical to our win rates.

Moving on beyond large deals, and Vishal again touched on this and so did Pravin, which is around the large accounts. Now, top accounts they are really critical to our long-term success and a lot of the success that Infosys has historically had is because of the superior mining that we have done in many of these accounts. We have made sure that we keep the very robust operational control that we have around our top 25, top 50, top 100 accounts in terms of reviews and we have overlaid that with a new strategic large account management process. And in this process we look to make sure that we have the right people for their team, so in terms of the talent available within the account management function, looking at the extended team, looking to see if we have any blind spots there, the level of executive support that we have, we have looked at the process very carefully. And so for every large client we want to move away from, we want to move from a level of engagement to a level of leverage and finally to an endorsement. That is really what we want for every large client for them to be able to publicly endorse us, and that is something that you have seen in some of the testimonials today.

On the large account side, apart from the overall review rigor and operational rigor, a new area of focus, and I think there was a question I think Sandeep had asked about from IIFL about what are the areas of unhappiness, and I think one of the area of unhappiness that was discussed was around that we are not a part for all of our clients of them reimagining their businesses. And I think there is something that is starting. Large accounts apart from being a very large component of our revenue are also the natural buyers of our new services, typically large accounts will have spent budgets of over $1 bn. And so we have a lot of headroom for growth there as well, provided we can engage with them as they rebuild their business. Most of our customers face the same sort of challenges in terms of the renew, which is in terms of automating their business, in terms of driving their cost to income ratios downwards, and in terms of the new in terms of being the new digital enterprise. And it is on the re-imaging the business front that I think we have seen a change with a large account.

So, to give an example, for a large American financial services company, we have been working with them in the consumer lending space as they try and reinvent the lending process given the competition that they are facing from online lenders and from peer-to-peer lenders like an OnDeck or a Kabbage. And really the approach that we have taken is not incremental, right. So the incremental approach would be that it takes you six days and you ask for six pieces of paper, can we do it in four days and ask for three pieces of paper. Instead, the approach that we have gone with is how you can lend money without asking for a single piece of paper, right. Can you lend up a $1 mn to a smaller and medium enterprise without asking for any documentation at all from the client. And this really means a process change, this means a change to their underlying technology platforms and this is the level of engagement that we are now driving with our large clients. And this is showing up in the results, this is showing up in the results in terms of increase in revenue from the large clients, this is showing up in terms of the growth of large clients outpacing the growth of the rest of the organization. And this is also showing up in the increase in the number of $100 mn plus clients from 14 to 17 just in the last quarter. There is a very comprehensive plan for us to drive our $100+ mn accounts to a much higher number, and also to nurture the set of accounts that are currently in the $20 mn to $50 mn to get them to 50+ and to get them to 100+ as part of our strategic large account management initiative.

Finally, just a few quick observations about what we are doing from a sales process perspective. The first thing is around CRM. So we have completely revamped our internal CRM platform as part of the process++ initiative that Pravin spoke about. So, we have made sure that we reduce the amount of time that our sales people spend on basic operational tasks to free them up to be present in the market so that they can spend more time with our clients. We have also made sure that we have injected a very large component of machine learning within our CRM platform. And basically the idea is, if you are dealing with 1,100 plus clients, you have got thousands, really, of solutions that you could potentially sell to them, you have got 1,500 sales people; how do we use the data that we already have to be able to make cross-sell and up-sell recommendations to our entire client base? So, based on your client, based on adjacent service clients, based on what other clients have bought, based on best practices, we are able to now provide recommendations to our sales teams on propositions to be able to take to their customers. In addition, we are also using software much more actively in large clients, right. So, can software help us identify the blind spots within a client organization? Can it help us uncover new buying centers? Can it help us find out relationships that may be at risk? And that is the next thing that we have been working on.

From a sales process perspective, we have also embrace social selling, very effectively. We have got, again like I was saying, 2,000 plus employees within the organization, millions of employees at our end clients. And so we are using things like LinkedIn and Twitter very effectively across the entire sales organization, we are tracking the pipeline that is created from it and we are trying to build many, many more points of contact with our customer to make sure that at all times you have a pulse of what is happening in the market place.

Finally, and this is very important. For the new products and services, we have created a sales team, so it is not… So, the new services and platforms are not sold only through the new sales team but the new sales team is really a force multiplier, it is an amplifier and it works with the vertical and horizontal organizations to make sure that we are able to present a very composite picture of our offerings to be able to provide the details, to be able to co-create used cases with clients, to be able to answer any questions that they may have about comparative products, if any, in the market place. So that is the third thing that I wanted to mention from the sales process and organization perspective.

Otherwise, I guess, I have used about nine more minutes of your time. And since only I stand between you and lunch, thank you again, thank you for your time.